STATEMENT OF INVESTMENTS
Dreyfus Premier Diversified International Fund
July 31, 2008 (Unaudited)

Other Investment--98.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Premier Emerging Markets		
Opportunity Fund	13,019 a	220,153
Dreyfus Premier International		
Equity Fund	11,936 a	432,784
Dreyfus Premier International		
Small Cap Fund	7,583 a	107,531
Dreyfus Premier International		
Value Fund	34,017 a	434,399
Newton International Equity Fund	24,885 a	549,450
Strategic International Stock Fund	37,281 a	451,843
Total Investments (cost $2,342,984)	**98.7%**	**2,196,160**
Cash and Receivables (Net)	**1.3%**	**28,015**
Net Assets	**100.0%**	**2,224,175**

a   Investment in affiliated money market mutual fund.

At July 31, 2008, the aggregate cost of investment securities for income tax purposes was $2,342,984.
Net unrealized depreciation on investments was $146,824 of which $0 related to appreciated investment securities
and $146,824 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier Emerging Asia Fund
July 31, 2008 (Unaudited)

Common Stocks--97.5%	Shares	Value ($)
China--26.4%		
Air China, Cl. H	600,000	337,193
Beijing Capital Land, Cl. H	2,222,000	549,800
Bengang Steel Plates, Cl. B	600,600	367,650
China Communication Services, Cl. H	900,000	681,058
China Petroleum & Chemical, Cl. H	800,000	839,535
Huadian Power International, Cl. H	2,000,000	561,922
Hunan Non-Ferrous Metal, Cl. H	1,666,000	395,198
Inner Mongolia Yitai Coal, Cl. B	40,000	230,299
Shandong Chenming Paper Holdings, Cl. B	500,000	412,950
Shanghai Friendship Group, Cl. B	400,140	449,146
Sino-Ocean Land Holdings	1,004,500	659,196
		5,483,947
Hong Kong--9.5%		
Alibaba.com	300,000 a	377,984
China Everbright	290,000	537,753
Dynasty Fine Wines Group	2,000,000	343,076
Jutual Offshore Oil Services	3,025,000	477,418
Zhuzhou CSR Times Electric, Cl. H	250,000	233,632
		1,969,863
India--28.3%		
Bharat Electronics	22,000	493,663
Binani Cement	129,000	162,241
Country Club India	18,200	163,650
Engineers India	58,928	831,137
Fedders Lloyd	100,000	107,455
Great Eastern Shipping	8,000	76,701
Gujarat Alkalies & Chemicals	192,000	720,702
Hinduja Venture (Warrants 10/24/12)	44,085 a	198,861
Hinduja Ventures	20,000	89,187
Indiabulls Securities	430,000	721,609
Indo Asian Fusegear	61,991 a	107,699
K.S. Oils	706,500	1,025,037
Raj Television Network	50,000	125,976
Sanwaria Agro Oils	130,000	259,160
XL Telecom & Energy	202,500	796,074
		5,879,152
Indonesia--3.0%		
Akr Corpoindo	1,764,500	225,526
Timah	113,200	396,433
		621,959
Malaysia--4.5%		
Gamuda	450,000	370,403
KNM Group	516,000	304,814
Sime Darby	106,900	258,182
		933,399
Singapore--2.0%		
See Hup Seng	2,000,000 a	**422,091**
South Korea--4.1%		
CJ Home Shopping	13,000	**854,550**
Taiwan--2.3%		
Sino-American Silicon Products	100,000	**471,794**
Thailand--5.9%		

Kasikornbank	180,000	353,616
Land & Houses	2,000,000	373,273
Mermaid Maritime	580,000 a	500,577
		1,227,466
Vietnam--11.5%		
BaoMinh Insurance (Warrants 6/18/18)	188,573 a	205,238
Luks Group Vietnam Holdings	600,000	334,155
Pertovietnam Fertilizer & Chemicals (Warrants 6/18/18)	58,273 a	199,279
Petrovietnam Drilling abd Well Services Joint Stock (Warrants 1/11/17)	45,573 a	271,041
Petrovietnam Insurance (Warrants 2/26/18)	109,224 a	182,537
Petrovietnam General Services (Warrants 4/1/10)	19,000 a	27,233
Pha Lai Thermal Power (Warrants 1/17/12)	227,580 a,b	395,225
Saigon Securities (Warrants 1/17/12)	155,700 a,b	379,664
Vietnam Dairy (Warrants 1/20/10)	60,000 a	388,960
		2,383,332
Total Investments (cost $26,395,647)	**97.5%**	**20,247,553**
Cash and Receivables (Net)	**2.5%**	**515,062**
Net Assets	**100.0%**	**20,762,615**

a   Non-income producing security.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
    transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2008, these
    securities amounted to $774,889 or 3.7% of net assets.

At July 31, 2008, the aggregate cost of investment securities for income tax purposes was $26,395,647.
Net unrealized depreciation on investments was $6,148,094 of which $622,125 related to appreciated investment securities
and $6,770,219 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-
annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

At July 31, 2008, the fund held the following foreign currency exchange contracts:

Foreign Currency Exchange Contracts	Foreign Currency Amount	Cost	Value ($)	Unrealized Appreciation/ (Depreciation) at 7/31/2008 ($)
Purchases				
Hong Kong Dollar, expiring 8/1/2008	950,000	121,834	1,217,710	**(64)**

STATEMENT OF INVESTMENTS
Dreyfus Premier Greater China Fund
July 31, 2008 (Unaudited)

Common Stocks--99.4%	Shares	Value ($)
China--56.7%		
AviChina Industry & Technology, Cl. H	110,090,000 a	20,932,199
Beijing Capital Land, Cl. H	58,392,000	14,448,210
Bengang Steel Plates, Cl. B	54,955,558	33,640,342
CGS Holding, Cl. B	17,373,366	18,400,022
China Automation Group	28,518,000	9,057,214
China BlueChemical, Cl. H	2,340,000	1,608,741
China Communication Services, Cl. H	43,129,000	32,637,054
China Merchants Property Development	7,349,141	10,270,644
China Petroleum & Chemical, Cl. H	9,000,000	9,444,770
ChinaSoft International	26,270,000	3,687,038
Chongqing Changan Automobile, Cl. B	20,054,791	7,581,071
Dalian Refrigeration, Cl. B	16,608,167	9,273,134
Giant Interactive Group, ADR	1,731,900 a	16,175,946
Huadian Power International, Cl. H	30,866,000	8,672,138
Huaneng Power International, Cl. H	14,002,000	9,848,632
Hunan Non-Ferrous Metal, Cl. H	69,484,000	16,482,570
Inner Mongolia Yitai Coal, Cl. B	5,904,452	33,994,680
Lianhua Supermarket Holdings, Cl. H	15,919,000	21,999,158
Shandong Chenming Paper Holdings, Cl. B	29,945,645	24,732,091
Shanghai Forte Land, Cl. H	55,070,000	14,638,994
Shanghai Friendship Group, Cl. B	19,407,671	21,784,572
Shanghai Prime Machinery, Cl. H	22,220,000	3,743,709
Sino-Ocean Land Holdings	40,019,000	26,262,193
Spreadtrum Communications, ADR	2,388,880 a	11,371,069
Xinjiang Xinxin Mining Industry, Cl. H	21,886,000	10,762,504
		391,448,695
Hong Kong--27.3%		
China Agri-Industries Holdings	17,002,000 a	12,117,536
China Everbright	17,500,000	32,450,615
China Foods	24,760,000	10,991,292
China Oil and Gas Group	47,826,000 a	1,853,779
China Sciences Conservational Power	19,450,000 a	373,962
China Shanshui Cement Group	13,030,000 a	5,277,738
China Travel International Investment Hong Kong	34,000,000	9,103,401
CITIC International Financial Holdings	32,530,000	26,398,970
Dynasty Fine Wines Group	54,207,000	9,298,545
Greentown China Holdings	16,937,800	14,518,849
Hua Han Bio-Pharmaceutical Holdings, Cl. H	19,990,000	4,227,787
Jutual Offshore Oil Services	4,870,000	768,604
Lifestyle International Holdings	7,378,500	11,077,793
LK Technology Holdings	62,242,500	6,781,445
Neo-China Land Group Holdings	16,580,000 b	7,544,478
Regent Pacific Group	99,000,000 a	5,599,338
TCC International Holdings	15,500,000 a	7,950,787
Wasion Group	5,273,000	1,981,489
Zhuzhou CSR Times Electric, Cl. H	21,463,000	20,057,806
		188,374,214
Singapore--.9%		
China Sky Chemical Fibre	11,046,000	**6,554,470**
Taiwan--14.5%		
Gemtek Technology	9,765,014	20,527,439
KGI Securities	40,000,000	23,181,709

Motech Industries	2,543,194	14,461,194
Pixart Imaging	655,000	4,719,418
Powerchip Semiconductor	33,048,000	7,743,035
Sino-American Silicon Products	1,457,000	6,874,044
Yang Ming Marine Transport	36,079,701	22,342,513
		99,849,352
Total Investments (cost $871,015,775)	**99.4%**	**686,226,731**
Cash and Receivables (Net)	**.6%**	**3,892,509**
Net Assets	**100.0%**	**690,119,240**

ADR - American Depository Receipts

a   Non-income producing security.

b   The value of this security has been determined in good faith under the direction of the Board of Directors.

At July 31, 2008, the aggregate cost of investment securities for income tax purposes was $871,015,775.

Net unrealized depreciation on investments was $184,789,044 of which $67,697,483 related to appreciated investment securities and $252,486,527 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier International Growth Fund
July 31, 2008 (Unaudited)

Common Stocks--96.4%	Shares	Value ($)
Australia--4.5%		
BHP Billiton	39,545	1,477,020
Computershare	27,355	223,318
Sonic Healthcare	16,330	211,765
		1,912,103
Austria--1.7%		
Erste Bank der Oesterreichischen Sparkassen	3,030	194,961
OMV	3,690	255,559
Raiffeisen International Bank-Holding	2,275	284,601
		735,121
Belgium--1.4%		
Colruyt	2,060	**575,948**
Canada--9.4%		
Addax Petroleum	5,000	195,273
Barrick Gold	6,000	254,075
Bombardier, Cl. B	57,800	414,329
EnCana	9,200	663,978
Ensign Energy Services	10,190	210,477
Fairfax Financial Holdings	860	220,160
Potash Corp of Saskatchewan	3,080	629,152
Research In Motion	6,850 a	841,842
Sherritt International	14,205	146,912
Teck Cominco, Cl. B	8,970	411,992
		3,988,190
Finland--2.1%		
Nokia	31,890	**877,971**
France--6.3%		
AXA	9,860	291,990
BNP Paribas	2,782	276,859
Cap Gemini	3,735	240,323
Casino Guichard Perrachon	7,333	735,485
GDF SUEZ	8,480	533,596
Lafarge	1,901	260,350
Total	4,402	339,202
		2,677,805
Germany--9.1%		
BASF	6,180	392,245
Bayer	6,200	535,968
Bayerische Motoren Werke	6,880	310,254
Daimler	2,449	142,603
Deutsche Telekom	11,711	203,772
E.ON	2,860	546,268
Kloeckner & Co.	4,187	211,345
Linde	1,922	266,464
MAN	3,200	322,950
Merck	1,596	193,236
RWE	1,990	238,891
Salzgitter	1,365	224,970
Siemens	2,020	248,164
		3,837,130
Greece--.4%		
Alpha Bank	6,360	**188,491**
Hong Kong--2.0%		
Esprit Holdings	55,700	595,333
Hang Seng Bank	12,200	239,830

		835,163
Ireland--.5%		
Kerry Group, Cl. A	7,801	**216,475**
Italy--1.5%		
ACEA	11,363	202,768
Prysmian	16,978	422,139
		624,907
Japan--16.3%		
Canon	6,300	287,885
Daihatsu Motor	28,000	332,025
Hosiden	11,500	186,931
INPEX Holdings	23	231,130
Isuzu Motors	59,000	252,892
KDDI	42	240,698
Konica Minolta Holdings	15,000	245,632
Marubeni	61,000	444,244
Mitsubishi	12,800	371,173
Mitsubishi Electric	28,000	271,597
Mitsubishi Tanabe Pharma	16,000	207,814
Mitsui & Co.	32,000	664,566
Nikon	10,000	292,675
Nintendo	1,600	771,552
Nippon Sheet Glass	60,000	244,476
Nippon Yusen	38,700	328,823
Shionogi & Co.	12,000	234,405
Sony	7,900	297,542
Sumitomo Electric Industries	21,700	263,905
Tokio Marine Holdings	8,800	328,422
Toppan Printing	18,000	186,297
Yamaguchi Financial Group	18,000	240,218
		6,924,902
Luxembourg--1.0%		
ArcelorMittal	4,890	**436,453**
Netherlands--3.0%		
European Aeronautic Defence and Space	9,320	177,215
Imtech	8,275	184,451
ING Groep	14,470	474,102
Koninklijke BAM Groep	10,076	157,170
Koninklijke DSM	4,490	273,634
		1,266,572
Norway--2.2%		
StatoilHydro	11,500	378,874
Telenor	11,800	179,639
Yara International	4,900	353,853
		912,366
Spain--3.1%		
Banco Santander	11,250	219,002
Telefonica	29,840	778,710
Union Fenosa	11,340	305,659
		1,303,371
Sweden--1.8%		
Alfa Laval	21,600	338,944
Nordea Bank	28,200	402,917
		741,861
Switzerland--9.3%		
ABB	13,450 a	357,502
Baloise Holding	2,529	238,920
Compagnie Financiere Richemont, Cl. A	5,950	358,170
Lonza Group	1,619	235,879
Nestle	30,520	1,342,717

Novartis	7,660	456,719
Roche Holding	4,992	926,051
		3,915,958
United Kingdom--20.2%		
Amlin	0	1
Anglo American	4,760	275,599
AstraZeneca	18,600	909,907
Aveva Group	10,862	338,025
Aviva	31,550	315,500
British American Tobacco	22,570	817,799
Charter	16,660	282,015
Cookson Group	17,747	218,803
Dana Petroleum	7,025 [a]	200,655
De La Rue	12,293	205,411
Greene King	18,100	185,664
HSBC Holdings	13,190	219,354
Imperial Tobacco Group	26,070	976,656
National Grid	15,870	210,132
Royal Dutch Shell, Cl. B	6,900	243,723
Scottish & Southern Energy	11,670	324,308
Stagecoach Group	36,120	204,048
Standard Chartered	14,150	434,737
Thomas Cook Group	36,270	144,505
Tullet Prebon	29,590	273,319
Vodafone Group	93,940	253,331
WM Morrison Supermarkets	58,288	299,239
WPP Group	62,270	597,088
Xstrata	9,340	674,998
		8,604,817
United States--.6%		
iShares MSCI EAFE Index Fund	3,570	**237,012**
Total Common Stocks		
(cost $39,722,953)		**40,812,616**

Preferred Stocks--1.1%

Germany		
Fresenius		
(cost $317,216)	5,820	**473,887**

Other Investment--.3%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $114,000)	114,000 [b]	**114,000**
Total Investments (cost $40,154,169)	**97.8%**	**41,400,503**
Cash and Receivables (Net)	**2.2%**	**924,977**
Net Assets	**100.0%**	**42,325,480**

a   Non-income producing security.
b   Investment in affiliated money market mutual fund.

At July 31, 2008, the aggregate cost of investment securities for income tax purposes was $40,154,169.
Net unrealized appreciation on investments was $1,246,334 of which $4,301,349 related to appreciated investment securities
and $3,055,015 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation/ Depreciation at 7/31/2008 ($)
Buys:				
British Pound, Expiring 8/4/2008	30,043	59,686	59,550	(136)
Euro, Expiring 8/1/2008	92,699	144,977	144,596	(381)
Swedish Krona, Expiring 8/1/2008	175,844	29,925	29,045	(879)
Swedish Krona, Expiring 8/1/2008	198,205	32,767	32,739	(28)
Sells:				
Australian Dollar, Expiring 8/1/2008	(26,047)	24,528	(24,526)	3
British Pound, Expiring 8/1/2008	(50,748)	100,359	(100,591)	(231)
Total				**(1,652)**